SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana 4310602, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

Nice Ltd. (the “Company”) is furnishing this report on Form 6-K/A to amend its Form 6-K report furnished to the U.S. Securities and Exchange Commission earlier today, May 4, 2017 (the “Original Report”), to correct certain clerical errors in the Reconciliation of GAAP to Non-GAAP results within the Share-based Compensation table for 2016. The correction only impacts three line items under the 2016 column of the Reconciliation of GAAP to Non-GAAP Share-based Compensation table and no other financial statements are impacted. The correction  has no impact on the audited annual financial statements for 2016. Furthermore, the amendment has no impact on the Company’s Reconciliation of GAAP to Non-GAAP results, other than the three lines in the Share-based Compensation table. An amended version of the Company’s press release dated May 4, 2017 reflecting the correction has been attached to this Form 6-K/A and replaces and supersedes the earlier version previously furnished with the Original Report.

For convenience of the reader, this Amendment sets forth the Original Report in its entirety, as modified where necessary to reflect the amendment.

Only the following numbers in bold in the Reconciliation of GAAP to Non-GAAP Share-based Compensation table have been amended:

(1)	Share-based Compensation
		Quarter ended
		March 31,
		2017	2016
	Cost of product revenue	$(175)	$(121)
	Cost of service revenue	(1,875)	(1,344)
	Cost of cloud revenue	(769)	(62)
	Research and development	(2,211)	(856)
	Sales and marketing	(5,646)	(2,859)
	General and administrative	(1,886)	(1,118)
		$(12,562)	$(6,360)

CONTENTS

This Report on Form 6-K of NICE consists of the following amended documents, which are attached hereto and incorporated by reference herein:

99.1	Amended Press Release: NICE Reports 35% Growth in Revenue for the First Quarter 2017, Dated May 4, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corporate VP Finance
Dated May 4, 2017

EXHIBIT INDEX

99.1	Amended Press Release: NICE Reports 35% Growth in Revenue for the First Quarter 2017, Dated May 4, 2017